Mail Stop 3561

January 20, 2010

Keith E. Plowman
Executive Vice President, Chief Financial Officer
      and Principal Accounting Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

      Re: The Bon-Ton Stores, Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2009
              Filed April 15, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed May 4, 2009
              Form 10-Q for the Quarter Ended August 1, 2009
              Filed September 9, 2009
              Form 8-K filed December 9, 2009
              File No. 000-19517

Dear Mr. Plowman:

      We have completed our review of the above-referenced filings and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director